UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

LEIFRAS Co., Ltd.

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address and telephone number, including area code, of Registrant’s principal executive offices)

Entry into Commitment Line Agreements

On October 31, 2025, the Company entered into a JPY1 billion commitment line agreement with a syndicate of financial institutions, with Chikuho Bank, Ltd. acting as agent (the “Chikuho Commitment Line Agreement”). The commitment period runs from November 6, 2025 through November 5, 2026. During the commitment period, the Company may request borrowings of at least JPY100 million, in increments of JPY1 million, pursuant to a loan application submitted to the agent and all lenders and satisfying the procedural and documentary requirements. Each borrowing bears interest at the applicable JPY TIBOR base rate, subject to a 0.00% floor, plus a spread of 1.0% per annum, and matures on the date specified in the loan application, which shall fall within the one- to three-month base loan periods and no later than the final day of the commitment period. The Company may prepay all or part of any borrowing upon not less than 20 business days’ prior notice and subject to payment of accrued interest and any applicable liquidation amounts. The facility also includes a facility fee equal to 0.2% per annum of each lender’s maximum borrowing amount, payable for the commitment period. The agreement contains customary representations, affirmative and negative covenants, including financial and asset coverage covenants, and customary events of default, the occurrence of which may result in the acceleration of all outstanding obligations.

On November 19, 2025, the Company entered into a JPY1.5 billion commitment line agreement with a syndicate of financial institutions, with Mizuho Bank, Ltd. serving as agent (the “Mizuho Commitment Line Agreement”). The commitment period runs from November 28, 2025 through November 30, 2026. During the commitment period, the Company may draw loans in minimum principal amounts of JPY100 million, in increments of JPY10 million, subject to the submission of a loan application at least five business days prior to the desired borrowing date. Each loan may be incurred for a standard tenor of one week, one month, three months, or six months, and bears interest at the applicable JPY TIBOR base rate plus a margin of 0.80% per annum. The Company may voluntarily prepay outstanding borrowings at any time, together with accrued interest through the date of prepayment. Principal on each borrowing is repayable in full on its scheduled maturity date. The facility also includes a facility fee equal to 0.35% per annum of each lender’s maximum borrowing amount, payable for the commitment period. The agreement contains customary representations, affirmative and negative covenants, including financial and asset coverage covenants, and customary events of default, the occurrence of which may result in the acceleration of all outstanding obligations.

The above description of the Chikuho Commitment Line Agreement and the Mizuho Commitment Line Agreement is not complete and is qualified in its entirety by the actual terms of the two agreements, copies of which are attached hereto as Exhibits 10.1 and 10.2 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	English translation of Commitment Line Agreement dated October 31, 2025, by and among Leifras Co., Ltd, Chikuho Bank, Ltd., and the financial institution listed in the “Lender” column of Appendix I thereof.
10.2	English translation of Commitment Line Agreement dated November 19, 2025, by and among Leifras Co., Ltd, Mizuho Bank, Ltd., and the financial institution listed in the “Lender” column of Appendix I thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: December 3, 2025	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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